Freedom Holdings, Inc.

6461 N 100 E

Ossian, Indiana 46777

October 7, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Jessica Livingston

RE:	Freedom Holdings, Inc. Amendment No. 2 to Form 10 Filed September 27, 2021 File No. 000-52952

Dear Ms. Livingston,

We have reviewed your letter dated October 5, 2021. Set forth below are your comments on our Form 10-12G followed by our responses. We have incorporated the responses in our Amendment No. 3 filed on EDGAR, which is redlined for the convenience of the staff.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 3. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 3.

Note 5 - Note Payable, page F-9

1.

We note the revisions to your filing as a result of comment 17. Specifically, you disclose that in the event that the Company is unable, the CEO has agreed to make payments on the note payables. Please tell us and revise your filing to clearly disclose whether the CEO’s agreement to make payment on the note payables is contractual, and if so, please include these note payable agreements as exhibits to your filing. Additionally, disclose whether the CEO has made any payment(s) during any period presented, and if so, please disclose how you have accounted for these payments.

RESPONSE: The filing has been revised to clearly disclose that “In the event that the Company is unable, the CEO has agreed to voluntarily make the payments on a non-contractual basis and to date payments have been made from the income of the Company and not by the CEO”

Note 9 - Subsequent Events, page F-11

2. We note the revisions to your filing as a result of comment 18. Please revise your filing to clearly disclose that your financial statements were retroactively adjusted to reflect the 1 for 5,000 reverse stock split effectuated on July 19, 2021. Additionally, please revise your income per share amounts presented in your statements of operations to appropriately reflect the reverse stock split.

RESPONSE: The filing has been amended to disclose that the financial statements were retroactively adjusted to reflect the 1 for 5,000 reverse stock split effectuated on July 19, 2021. Additionally, disclosure was added that the income per share amounts presented in the statements of operations have been revised to appropriately reflect the reverse stock split.

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Statement of Operations, page F-15

3. We note your response to comment 19. Please tell us and revise your filing to discuss the following:

• The nature of services provided by both Mr. Hunt and Mr. Kistler during both 2019 and 2020 and how it relates to the issuance of Series D preferred stock and stock compensation expense recorded during those two years;

• Explain in what periods services were provided as your response states that between 2015 and 2018 there was no stock compensation paid, however there were services being performed related to your previous shingle recycling efforts;

• Explain in further detail how you determined the fair value of Series D preferred stock issued for the services provided citing the U.S. GAAP guidance considered in making this determination. We note you disclose on page F-21 that that the fair value was determined by management given the illiquid nature and questionable ability to create a present or future market value for these shares; and

• The terms of your Series D preferred stock along with the preferred B shares and preferred A shares as disclosed on page 14.

RESPONSE: The filing has been amended to reflect the following on each bullet point where requested with reference to U.S. GAAP guidance.

The further explanation for your information is as follows:

• The nature of services provided by both Mr. Hunt and Mr. Kistler during both 2019 and 2020 and how it relates to the issuance of Series D preferred stock and stock compensation expense recorded during those two years

The nature of services provided by Mr. Hunt consisted of the keeping of all corporate books and records, the accounting and preparation of the financial reports, Shingle Recycling Research and Development, physical demonstrations to prospective suitors and travel to conduct such.

Mr. Kistler served as the sole officer and director of the Company leading the keeping of all corporate books and records, the accounting and preparation of the financial reports, Shingle Recycling Research and Development, physical demonstrations to prospective suitors and travel to conduct such.

• Explain in what periods services were provided as your response states that between 2015 and 2018 there was no stock compensation paid, however there were services being performed related to your previous shingle recycling efforts

Fiscal years ending September 30, 2015, September 30, 2016, September 30, 2017, and September 30, 2018, there was no cash or stock compensation paid, however there were services being performed regarding the previous shingle recycling efforts to include but not limited to Research and Development, physical demonstrations to prospective suitors and travel to conduct such.

• Explain in further detail how you determined the fair value of Series D preferred stock issued for the services provided citing the U.S. GAAP guidance considered in making this determination. We note you disclose on page F-21 that that the fair value was determined by management given the illiquid nature and questionable ability to create a present or future market value for these shares

U.S. GAAP Definition - Fair Value (Adopted in SSAP No. 100R, paragraph 4.): The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

1 preferred D =100,000 common shares upon conversion. 100,000 x $0.0001(conversion price) =$10.00 per share.

FASB ASC 820, Fair Value Measurement The price that would be received to sell an asset or paid to transfer a liability.

The fundamental principle underlying the definition of fair value and the fair value measurement framework is that a fair value measurement represents an exit price, which ASC 820-10-35-2 describes as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Thus, a fair value measurement is not entity specific. Furthermore, a “mark-to-model” measurement that does not include an adjustment for risk does not represent a fair value measurement if market participants would include such an adjustment in pricing the related asset or liability (i.e., a fair value measurement must reflect all relevant factors that market participants would consider in determining a price for an asset or liability). ASC 820 also specifies that the fair value of an item classified in stockholders’ equity is similarly determined from the perspective of a market participant that holds the identical item as an asset as of the measurement date (i.e., also on the basis of an exit price determined from the perspective of the holder of the identical item as an asset)

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FASB ASC 480-10-S99 - (This guidance comes from SEC CFRR 211: Redeemable Preferred Stock): Preferred Stock Subject to Mandatory Redemption Requirements or Whose Redemption is Outside the Control of the Issuer (“Redeemable Preferred Stock”). The term means any stock which (i) the issuer undertakes to redeem at a fixed or determinable price on the fixed or determinable date or dates, whether by operation of a sinking fund or otherwise; (ii) is redeemable at the option of the holders, or (iii) has conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings. Under this definition, preferred stock which meet one or more of the above criteria would be classified as redeemable preferred stock regardless of their other attributes such as voting rights, dividend rights or conversion features

•The terms of your Series D preferred stock along with the preferred B shares and preferred A shares as disclosed on page 14.

The terms of the Series D preferred stock along with the preferred B shares and preferred A shares as disclosed on page 14 are the articles of Designation for the Preferred A, Preferred B and Preferred D shares as disclosed in the exhibit 3.3 attached to the Form 10 and there is a reference to the exhibit placed on page 14

Should the staff have any additional comments or questions please call Brian Kistler, 260-450-3570 or email bkistler1956@gmail.com .

Sincerely yours,

/s/ Brian Kistler

Brian Kistler, CEO

Freedom Holdings, Inc.

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